UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this Report on Form 6-K, including Exhibit 10.1 and Exhibit 10.2, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item 1.01.	Entry into Material Definitive Agreement.

Securities Purchase Agreement

On January 17, 2025, Biodexa Pharmaceuticals Plc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with C/M Capital Master Fund, LP (the “Purchaser”), pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, has the right, but not the obligation, to sell to the Purchaser, and the Purchaser is obligated to purchase, up to $35 million of newly issued shares (the “Purchase Shares”) of the Company’s American Depositary Shares (the “Depositary Shares”), each representing 10,000 of the Company’s ordinary shares, nominal value £0.00005 each (the “Ordinary Shares”).

As consideration for the Purchaser’s execution and delivery of the Purchase Agreement, the Company has agreed to pay to the Purchaser a fee of $875,000 in cash (the “Commitment Fee”), of which (i) $612,500 shall be paid to the Purchaser concurrently with the execution of the Purchase Agreement and (ii) the balance of such Commitment Fee shall be paid to the Purchaser, in a pro rata fashion, simultaneously with the delivery of any Purchase Shares under the Purchase Agreement (each, a “Commitment Fee Payment Date”). If the Company were to fail to pay the applicable portion of the Commitment Fee to the Purchaser on the applicable Commitment Fee Payment Date, the Company has the right, in its sole discretion, to issue Depositary Shares representing the value of the applicable portion of the Commitment Fee (the “Commitment Shares,” and together with the Purchase Shares, the “Securities”) to release the Company of its liability to pay the Commitment Fee, valued at the closing sale price of the Depositary Shares on the trading day immediately prior to the date of the Purchase Agreement.

The Company does not have a right to commence any sales of Depositary Shares to the Purchaser under the Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Depositary Shares to the Purchaser set forth in the Purchase Agreement have been satisfied, including that a registration statement covering the resale of the Securities is declared effective by the United States Securities and Exchange Commission (the “SEC”) and the final form of prospectus contained therein is filed with the SEC (the “Commencement Date”).

Over the 36-month period from and after the Commencement Date (unless the Purchase Agreement is terminated earlier in accordance with its terms), the Purchaser has no right to require the Company to sell any Depositary Shares to the Purchaser, but the Purchaser is obligated to make purchases as the Company directs, subject to certain conditions. There are no upper limits on the price per share that the Purchaser must pay for the Depositary Shares. Actual sales of Depositary Shares to the Purchaser will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Company’s Depositary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

At any time from and after the Commencement Date, on any business day on which the previous business day’s closing sale price of the Depositary Shares was equal to or greater than $1.00 (the “Purchase Date”), the Company may direct the Purchaser to purchase a specified number of Depositary Shares (a “Fixed Purchase”) not to exceed $200,000, at a purchase price equal to the lesser of 95% of (i) the daily volume weighted average price (the “VWAP”) of the Depositary Shares for the five trading days immediately preceding the applicable Purchase Date for such Fixed Purchase and (ii) the lowest sale price of a Depositary Share on the trading day immediately prior to such applicable Purchase Date.

In addition, at any time from and after the Commencement Date, on any business day on which the previous business day’s closing sale price of the Depositary Shares is equal to or greater than $1.00 and such business day is also the Purchase Date for a Fixed Purchase of an amount of shares of Depository Shares not less than the applicable Fixed Purchase Maximum Amount (as defined in the Purchase Agreement) (the “VWAP Purchase Date”), the Company may also direct the Purchaser to purchase an additional number of shares of Depositary Shares in an amount up to the VWAP Purchase Maximum Amount (as defined in the Purchase Agreement) (a “VWAP Purchase”) at a purchase price equal to the lesser of 95% of (i) the closing sale price of a share of Depositary Shares on the trading day immediately prior to such applicable Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the Purchase Agreement).

At any time from and after the Commencement Date, on any business day that is also the VWAP Purchase Date for a VWAP Purchase, the Company may also direct the Purchaser to purchase, on such same business day (the “Additional VWAP Purchase Date”), an additional number of shares of Depositary Shares in an amount up to the Additional VWAP Purchase Maximum Amount (as defined in the Purchase Agreement) (an “Additional VWAP Purchase”) at a purchase price equal to the lesser of 95% of (i) the closing price of a Depositary Share on the trading day immediately prior to such applicable Purchase Date and (ii) the VWAP during the Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable Additional VWAP Purchase Date.

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If the Company makes certain issuances of Company securities within a specified period of time after a Purchase Date and such securities are issued at prices (the “New Issuance Price”) less than the prices to be paid by the Purchaser in such Fixed Purchase, VWAP Purchase or Additional VWAP Purchase, the purchase price for such applicable Fixed Purchase, VWAP Purchase and Additional VWAP Purchase would be reduced to the New Issuance Price, subject to the terms and conditions set forth in the Purchase Agreement.

Under the Purchase Agreement, in no event may the aggregate amount of Purchase Shares submitted in any single or combination of VWAP Purchase notices and/or Additional VWAP Purchase notices on a particular date require a payment from the Purchaser to the Company that exceeds $2,500,000, unless such limitation is waived by the Purchaser.

In addition, the Purchaser is not obligated to buy any Ordinary Shares (including Ordinary Shares represented by Depositary Shares) pursuant to the Purchase Agreement if such Ordinary Shares (including Ordinary Shares represented by Depositary Shares), when aggregated with all other Ordinary Shares (including Ordinary Shares represented by Depositary Shares) then beneficially owned by the Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder) following the applicable purchase by the Purchaser, would result in the Purchaser beneficially owning Ordinary Shares (including Ordinary Shares represented by Depositary Shares) in excess of 4.99% of the then-outstanding Ordinary Shares (including Ordinary Shares represented by Depositary Shares) following such purchase or acquisition by the Purchaser (the “Beneficial Ownership Limitation”), provided, however, the Purchaser may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion upon sixty-one days’ prior written notice to the Company. For the avoidance of doubt, the Beneficial Ownership Limitation in no event will exceed 9.99% of the number of Ordinary Shares (including Ordinary Shares represented by Depositary Shares) outstanding immediately after giving effect to the issuance of shares of Ordinary Shares (including Ordinary Shares represented by Depositary Shares) pursuant to the Purchase Agreement.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to the Purchaser. The Company expects that any proceeds received by the Company from such sales to the Purchaser will be used to fund its development program, for working capital and other general corporate purposes.

The Company has the right to terminate the Purchase Agreement at any time, upon one business day’s notice, at no cost or penalty. During any “suspension event” under the Purchase Agreement, the Purchaser does not have the right to terminate the Purchase Agreement; however, the Company may not initiate any regular or other purchase of shares by the Purchaser, until such event of default is cured. In addition, in the event of bankruptcy proceedings by or against the Company, the Purchase Agreement will automatically terminate in accordance with the terms of the Purchase Agreement.

Registration Rights Agreement

Concurrent with the execution of the Purchase Agreement, the Company entered into a registration rights agreement with the Purchaser (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement on Form F-1 with the SEC covering the resale of the Securities, on or before the 45th calendar day following the date of the Registration Rights Agreement and to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC at the earliest practicable date, subject to limited exceptions described therein. The registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

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In the Purchase Agreement, the Purchaser represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)). The securities referred to in this Report on Form 6-K are being issued and sold by the Company to the Purchaser in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2025, and incorporated by reference herein, is:

Exhibit Number	Description
10.1*	Securities Purchase Agreement, dated January 17, 2025, by and between Biodexa Pharmaceuticals PLC and C/M Capital Master Fund, LP.
10.2	Registration Rights Agreement, dated January 17, 2025, by and between Biodexa Pharmaceuticals PLC and C/M Capital Master Fund, LP.

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: January 17, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

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